中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

RECEIVED

2008 NOV 12 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-34675

Our Ref : BS(2008)240(JY)

6 November 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08005780

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the Announcement in relation to Unusual Price Movement of the Company as published on the website of Hong Kong Exchanges and Clearing Limited on 5 November 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
NOV 14 2008
THOMSON REUTERS

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

RECEIVED
2008 NOV 12 A 8:35

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

UNUSUAL PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company (the "Board") has noted today's increase in the price of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 5 November 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

END